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                                                                      Exhibit 11

                          [Susan Hirt Hagen Letterhead]

                                        December 30, 2002

VIA HAND DELIVERY

Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

Attention:  Jan Van Gorder, Esq., Corporate Secretary

         The 2003 Annual Meeting of Shareholders of Erie Indemnity Company comes at a pivotal time in the history of the Company, presenting Company shareholders with an opportunity to effect meaningful changes in the composition of the Company's Board and its corporate governance philosophy. In order for the shareholders to be in a position to take advantage of this opportunity, the Company's advance notice bylaw provides for shareholders to submit proposals, including the names of Director candidates, at this time in order for them to be considered at the 2003 Annual Meeting. Accordingly, enclosed please find a Notice of Shareholder Proposals with respect to the 2003 Annual Meeting, together with a copy of Amendment No. 5 to my Schedule 13D which is being filed with the Securities and Exchange Commission today.

         Developments at both the national level and in the Company's business and operations make the decisions facing us at the 2003 Annual Meeting important to the future success and welfare of both the Company and the Erie Insurance Exchange. Since last year's Annual Meeting, sweeping corporate governance legislation has been signed into law which will profoundly impact the manner in which public corporations manage their affairs and go about their business. The Nasdaq Stock Market ("NASDAQ") has proposed rigorous new listing standards which will require, among other things, boards of directors of NASDAQ-listed companies to include a majority of directors who are truly independent from management. NASDAQ's new rules will also require changes in the make-up of virtually all of the Board's key committees. There is no reason why this Company should not proactively adopt the current "best practices" reflected in the proposed rules at the upcoming Annual Meeting.

         Clearly, the Company and the Exchange have reached a critical juncture. While the Exchange remains adequately capitalized and has maintained its A.M. Best rating, at least for the time being, the financial trends presented for the Exchange in the Form S-3 Registration Statement filed with the Securities and Exchange Commission in connection with the Company's pending secondary offering are quite alarming. The year 2002 marks the fourth straight year of ever-increasing insurance underwriting losses at the Exchange. From 1999 through September 2002, the Exchange's policyholders' surplus has declined by over $2.5 billion, which was caused by record insurance underwriting and investment losses, bringing the surplus to its lowest level since early
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1997. In recognition of these adverse trends, the Board, for the first time since 1996, has reduced the management and service fees charged by the Company to the Exchange starting in 2003.

         The attached Notice sets forth the names of the individuals who I propose that the Nominating Committee consider for election to the Board. Each of the candidates identified in the Notice is highly qualified and experienced, genuinely independent and committed to advancing the basic business values and standards established and observed by my late father, H.O. Hirt, co-founder of the Company and the Exchange. Also, I have no business or personal relationship with any of these individuals.

         In addition, I assume that each of the other three current independent Directors, as defined by the proposed new NASDAQ listing standards, will be renominated by the Nominating Committee. If any of these Directors is not selected by the Nominating Committee when it announces its slate, the Notice also indicates that I reserve the right to renominate any or all of them myself. Since each of these individuals currently serves on the Board, the Company should be able to access the requisite information required by the advance notice bylaw in order to update the biographical information contained in the 2002 proxy statement and the recent Form S-3 Registration Statement. Depending on the slate nominated by the Nominating Committee, as a Class B voting shareholder, I intend to nominate a group of Candidates that will include myself and individuals from the list of Candidates named in the attached Notice and could also include the other current independent Directors, should that prove necessary. I also would expect, and support, the renomination of President and CEO Ludrof and Board Chairman Hirt, my co-Trustee of the H.O. Hirt Trusts.

         Consistent with the requirements of the proposed new NASDAQ listing standards, it is my hope that the shareholders will elect a Board comprised predominantly of Directors who are truly independent of management. I have long been concerned by the presence of so many Directors on the Board having significant personal business and employment relationships with the Company which could call into question their independence and make it less likely that they will challenge management when necessary in performing their Board responsibilities. Of the 12 current Board members, two are current Company executive officers, two are former Company CEO's (one of whom has a lucrative investment consulting contract with the Company) and two others own and operate insurance agencies that receive substantial commissions from the Exchange and the Company's insurance subsidiaries. These Directors, who will not qualify for service on key committees under the proposed new NASDAQ listing standards, now constitute a majority on some of the most important Board committees, including the Nominating Committee (three out of five members), the Executive Compensation Committee (two out of four) and the Executive Committee (four out of six). Indeed, the only Board committee not currently consisting of a majority of these Directors is the Audit Committee, which under current NASDAQ rules must be populated with Directors who are truly free from personal business and employment relationships with the Company.
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         The upcoming Annual Meeting presents the shareholders with an opportunity to improve the Board so that there is a clear majority of independent Directors whose only compensation from the Company and Exchange are their director fees. Rather than simply increasing the size of the Board to add new independent Directors, there should be fewer Directors with business and employment relationships with the Company and the Exchange. It is my feeling that the continued presence of a large tightly-knit group of "insider" Directors on the Board will hamper the ability of independent Directors to guide the Company toward better corporate governance policies and practices, and toward a greater focus and emphasis on the financial health and success of the Exchange as a means, ultimately, of better guaranteeing the success of the Company, no matter how many new Directors are added to the Board.

         In addition, I intend to propose to my co-Trustees that we elect a Board at the next Annual Meeting consisting of 13 directors, the current authorized size. It is my belief that larger boards can be unwieldy, encumbering the ability of the board to act effectively and efficiently with the full participation and input of all of its members. This is in keeping with the principle that "smaller is better", which has been adopted by a number of prominent U.S. corporations, and was affirmed in a recent survey that revealed that 89% of boards of directors have less than 12 members. In fact, the ERIE's immediate past CEO wrote in July 2000 that "the ideal size for our Board would probably be 12 or slightly less."

         In any event, the shareholders will have an attractive pool of qualified and independent candidates from which to choose at the 2003 Annual
Meeting: the Candidates identified in the enclosed Notice, other current independent Directors and any other appropriate independent candidates who may be nominated by any other voting shareholder or by the Nominating Committee at the 2003 Annual Meeting.

         The Notice also contains five shareholder proposals that I intend to bring before the shareholders for a vote at the 2003 Annual Meeting. These proposals would amend the Company's Bylaws to:

         1. Revise the current advance notice bylaw to provide that direct nominations of candidates for director by the Class B voting shareholders are not due until after the Nominating Committee announces its slate in connection with annual meetings of shareholders, while leaving in place the current provisions which permit any shareholder, whether or not entitled to vote for the election of directors, the ability to propose appropriate candidates to the Nominating Committee for its consideration;

         2. Revise the current advance notice bylaw to provide that other shareholder proposals in connection with annual meetings of shareholders must be submitted not less than 60 nor more than 120 days prior to the first anniversary of the prior year's annual meeting;

         3. Fix the size of the Board at 13, which is the current authorized number;
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         4.       Provide that midterm vacancies on the Board may only be filled by the shareholders; and

         5. Provide that the bylaws referred to in items 1 through 4 above cannot be amended without a vote of the shareholders.

         These proposed Bylaw amendments reflect my continuing concern that the Company does not provide its voting shareholders, including the H.O. Hirt Trusts, with an adequate opportunity to meaningfully participate in the process of nominating Directors to serve on the Board. As currently structured, the Company's advance notice bylaw as adopted by the Board in 1999 is based on the erroneous proposition that only the Nominating Committee - and not the Company's shareholders - has the right to nominate candidates for election as Directors, and that shareholders may only suggest Board candidates to the Nominating Committee. In April 2000, President Judge William Cunningham of the Erie County Common Pleas Court affirmed the position taken by me and supported by the corporate Trustee of the H.O. Hirt Trusts that voting shareholders have an inherent right to nominate candidates for election as Directors. Though the Company later stipulated to the Court's findings, the Board has never amended its advance notice bylaw to correct the defective assumption upon which it was based. Although I have never agreed that the current advance notice bylaw applies to direct nominations of Directors by Class B voting shareholders, in the spirit of cooperation, I have always attempted to accommodate its provisions by submitting my nominations in accordance with the provisions of that bylaw. Those provisions require submission of candidates long before the Nominating Committee announces its slate each year. It is my firm belief that the two dozen or so voting shareholders, including the H.O. Hirt Trusts, should have the last word on both the size and composition of the Board. My proposed Bylaw amendments are designed to accomplish this goal.

         I truly believe that these proposals are in the best interests of the Company and the Exchange and their many constituencies. What I seek is a truly independent Board that can act as an honest and objective advisor to and overseer of our young management team; a Board that is sensitive to the needs and perspectives of the shareholders; a Board that represents an adherence to the best current practices in corporate governance; and a Board that can help guide the Company, and particularly the Exchange, through the difficult and challenging times that we now face.

         Thank you for your consideration of this letter and the enclosed Notice and Schedule 13D amendment.

                                       Sincerely,

                                       /s/ Susan Hirt Hagen
                                       --------------------
                                       Susan Hirt Hagen

Enclosures